SIMON TRANSPORTATION
               REPORTS FOURTH QUARTER 2000 AND FISCAL YEAR RESULTS


SALT  LAKE  CITY,  UTAH  (PR  Newswire)   December  14,  2000  ----------  Simon
Transportation Services Inc. (Nasdaq/NMS: SIMN) announced today revenue and operating results for the fourth quarter and fiscal year ended September 30, 2000.

Revenue for the fourth quarter increased 15.3% to $61.4 million, compared with $53.3 million for the corresponding quarter of fiscal year 1999. Net loss was $6.9 million or $1.13 per diluted share, compared with net loss of $0.5 million or 8 cents per diluted share for the corresponding quarter a year ago.

For fiscal 2000, revenue increased 10.6% to $231.4 million, compared with $209.1 million for fiscal 1999. Net loss was $11.1 million or $1.82 cents per diluted share, compared with net loss of $3.2 million or 53 cents per diluted share in fiscal 1999.

During the quarter, Jerry Moyes acquired a controlling interest in Simon Transportation. As part of this change in ownership and management, the Company adopted an actuarial method of accounting for accident and workers' compensation claims in place of its former method. Both methods are acceptable under generally accepted accounting principles. Using the new method resulted in increased charges for accident and workers' compensation claims, including a one-time charge related to the change of $3.9 million.

In addition to the change in accounting method, during the quarter, Simon experienced the highest driver turnover in its history. Turnover exacerbated recruiting costs and contributed to increased claims and repair expense, and low tractor utilization. In addition, high fuel prices continued to affect the truckload industry, including Simon.

Chief Executive Officer Jon Isaacson, stated, "Management is addressing the driver turn-over and related issues. Effective after the end of the fourth quarter, we raised our driver pay 2 cents per mile. One cent of the increase applies to all drivers at all levels and another cent can be attained based upon a monthly mileage target. The Company also started an owner-operator program in mid-October and has added over 30 owner-operators to the fleet. We plan to continue this growth. We believe these steps will improve our ability to attract and retain qualified drivers."

Simon Transportation is a truckload carrier providing nationwide, predominantly temperature-controlled transportation services for major shippers. The Company's Class A Common Stock trades on the Nasdaq National Market under the symbol "SIMN".

                     For   additional   information contact:
                     Alban B. Lang, Chief Financial Officer
                                 (801) 924-7000

This press release and statements by the Company in reports to its stockholders and public filings, as well as oral public statements by Company representatives may contain certain forward looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include economic recessions or downturns in customers' business cycles, excessive increases in capacity within the truckload markets, decreased demand for transportation services offered by the Company, rapid inflation and fuel price increases, increases in interest rates, the resale value of used equipment, and the availability and compensation of qualified drivers. Readers should review and consider the various disclosures made by the Company in this press release and in its reports to its stockholders and periodic reports on forms 10-K and 10-Q.

                                         SIMON TRANSPORTATION SERVICES INC.
                               CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



                                                                       Sep 30, 2000      Sep 30, 1999
ASSETS                                                                 (Unaudited)
Current Assets:
      Cash                                                               3,331,119         8,658,268
      Accounts receivable, net                                          29,932,630        22,862,685
      Operating supplies                                                 1,330,462         1,468,216
      Prepaid expenses and other                                         6,657,644         5,367,117
          Total current assets                                          41,251,855        38,356,286
Property & Equipment                                                    73,788,102        80,851,116
Less Accumulated Depreciation                                          (24,384,568)      (23,203,536)
                                                                        49,403,534        57,647,580
Other Assets                                                               451,603           726,140
                                                                       ------------      ------------
                                                                        91,106,992        96,730,006

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
      Current debt & capitalized leases                                  3,437,120         9,315,252
      Accounts payable & accrued expenses                               21,844,631        11,498,082
          Total current liabilities                                     25,281,751        20,813,334
Long-Term Debt & Capitalized Leases                                     16,376,791        12,307,761
Deferred Income Taxes                                                    4,604,318         7,665,063
Stockholders' Equity                                                    44,844,132        55,943,848
                                                                       ------------      ------------
                                                                        91,106,992        96,730,006


                                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                       For the Three Months Ended             For the Year Ended
                                                      Sep 30, 2000     Sep 30, 1999      Sep 30, 2000    Sep 30, 1999
                                                              (Unaudited)               (Unaudited)

Operating Revenue                                      61,429,966       53,280,519       231,396,894      209,143,336
Operating Expenses:
      Salaries, wages, and benefits                    24,756,265       22,942,693        94,240,163       90,875,731
      Fuel & fuel taxes                                14,794,616       10,345,003        51,189,390       37,261,969
      Operating supplies and expenses                  11,108,913        6,237,501        31,575,822       27,872,046
      Taxes and licenses                                2,757,392        1,773,050         7,829,742        7,318,915
      Insurance and claims                              5,414,334        1,624,317        10,352,274        6,591,246
      Communications and utilities                      1,227,201          968,281         4,039,162        4,239,479
      Depreciation and amortization                       876,663        1,276,480         4,121,893        4,466,114
      Rent                                             10,953,606        8,553,299        37,947,272       34,362,746
          Total operating expenses                     71,888,990       53,720,624       241,295,718      212,988,246
          Operating loss                              (10,459,024)        (440,105)       (9,898,824)      (3,844,910)
      Net interest expense                               (345,516)        (340,853)       (1,422,508)      (1,353,632)
Loss before benefit for income taxes                  (10,804,540)        (780,958)      (11,321,332)      (5,198,542)
Benefit for income taxes                                3,889,634          295,202         4,075,680        1,965,049
Loss before change in accounting method                (6,914,906)        (485,756)       (7,245,652)      (3,233,493)
Change in accounting for accident and
      workers' compensation claims, net of
      income tax benefit of $2,172,598                          -                -        (3,862,397)               -
Net loss                                               (6,914,906)        (485,756)      (11,108,049)      (3,233,493)

Basic and diluted net loss per common share                 (1.13)           (0.08)            (1.82)           (0.53)

Basic and diluted weighted average
      common shares outstanding                         6,110,522        6,109,834         6,110,213        6,116,815